UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                               Immunex Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   45252810 2
                                 (CUSIP Number)

                           LOUIS L. HOYNES, JR., ESQ.
                  Executive Vice President and General Counsel
                       American Home Products Corporation
                      5 Giralda Farms, Madison, N.J. 07940
                                 (973) 660-5000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 15, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45252810 2

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        American Home Products Corporation ("Parent")
        Tax I.D. 13-2526821

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  N/A
        (b)

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER

        -0-

8.      SHARED VOTING POWER

        223,378,088

9.      SOLE DISPOSITIVE POWER

        -0-

10.     SHARED DISPOSITIVE POWER

        223,378,088

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        223,378,088

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        41.4%

14.     TYPE OF REPORTING PERSON*

        CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45252810 2

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MDP Holdings, Inc. ("MDP")
        Tax I.D. 22-3187914

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  N/A
        (b)

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER

        -0-

8.      SHARED VOTING POWER

        180,153,032

9.      SOLE DISPOSITIVE POWER

        -0-

10.     SHARED DISPOSITIVE POWER

        180,153,032

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        180,153,032

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        33.4%

14.     TYPE OF REPORTING PERSON*

        CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45252810 2

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lederle Parenterals, Inc. ("LPI")
        Tax I.D. 22-2132271

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  N/A
        (b)

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER

        -0-

8.      SHARED VOTING POWER

        43,225,056

9.      SOLE DISPOSITIVE POWER

        -0-

10.     SHARED DISPOSITIVE POWER

        43,225,056

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        43,225,056

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.0%

14.     TYPE OF REPORTING PERSON*

        CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Statement on Schedule 13D, dated December 1, 1994 (the "Original Statement"), filed by American Home Products Corporation, a Delaware corporation ("Parent" or "Reporting Person"), and on behalf of AC Acquisition Corp., a Delaware corporation, as amended by Amendment No. 1, dated November 2, 1995 ("Amendment No. 1"), Amendment No. 2, dated November 3, 1995 ("Amendment No. 2"), Amendment No. 3, dated November 15, 1995 ("Amendment No. 3"), Amendment No. 4, dated April 23, 1999 ("Amendment No. 4"), Amendment No. 5, dated May 20, 1999 ("Amendment No. 5"), Amendment No. 6, dated August 6, 1999 ("Amendment No. 6"), Amendment No. 7, dated June 23, 2000 ("Amendment No. 7"), Amendment No. 8, dated August 9, 2000 ("Amendment No. 8"), Amendment No. 9, dated October 20, 2000 ("Amendment No. 9") and Amendment No. 10, dated November 1, 2000 ("Amendment No. 10") is hereby further amended by this Amendment No. 11, dated November 16, 2000 ("Amendment No. 11") to reflect certain changes in the information previously filed relating to the outstanding Common Stock, $.01 par value (the "Common Stock"), of Immunex Corporation, a Washington corporation ("Immunex" or "Issuer"), which has its principal executive offices at 51 University Street, Seattle, WA 98101.

     NOTE: The percentage ownership calculations included in this Amendment No. 11 used 520,131,203 shares of Immunex Common Stock outstanding at November 2, 2000 plus 20,000,000 additional shares issued by the Company on November 15, 2000 totaling 540,131,203 shares of Common Stock outstanding.

     Item 4 is hereby amended by adding the following language:

     On November 9, 2000, Immunex filed a Registration Statement pursuant to Rule 462(b), to register an additional 10,500,000 shares of Common Stock in conjunction with the pending underwritten public offering.

     On November 13, Immunex filed a Prospectus Supplement relating to the sale of 70,000,000 shares of Common Stock plus up to an additional 10,500,000 shares of Common Stock to cover over-allotments, if any, pursuant to the pending underwritten public offering.

     On November 15, 2000, pursuant to the underwritten public offering, Immunex sold 20,000,000 newly issued shares of Common Stock and Parent and MDP sold an aggregate of 60,500,000 shares of Common Stock (15,544,041 shares by Parent and 44,955,959 shares by MDP). The Underwriting Agreement, dated November 9, 2000 with respect to the public offering, among Immunex, Parent, MDP and the representatives of the underwriters named therein (the "Underwriting Agreement"), is attached hereto as Exhibit XIV and is incorporated by reference to this Item 4. As a result of Parent's ownership interest falling below 45% of the total outstanding Immunex Common Stock, among other changes previously described in detail in Amendment No. 8, Parent's right under the Governance
Agreement to designate Investor Directors (as defined in the Governance Agreement) has been reduced from 3 to 2.

     Item 5 is hereby amended by adding the following language:

     As of November 15, 2000, Parent, together with its wholly-owned subsidiaries, holds 223,378,088 shares of Immunex Common Stock. Parent's percentage of beneficial ownership of Immunex Common Stock is equal to 41.4%. MDP holds a total of 180,153,032 shares of Common Stock in its name (equal to 33.4%) and LPI holds 43,225,056 shares of Common Stock in its name (equal to 8.0%%). Parent and MDP share voting and dispositive power over the shares of Common Stock held of record by MDP. Parent and LPI share voting and dispositive power over the shares of Common Stock held of record by LPI.

     Item 5(c) is hereby amended by adding the following language:

     On November 15, 2000, pursuant to the Underwriting Agreement (which is incorporated to this Item by reference) in an underwritten public offering, Parent, MDP and Immunex sold an aggregate of 80,500,000 to the underwriters named therein at a price per share of $39.75 ($38.68 per share net of underwriters' discounts and commissions) resulting in net proceeds to Parent and MDP of $2,340,140,000 in the aggregate. In the offering, Immunex sold 20,000,000 newly issued shares of Common Stock, Parent sold 15,544,041 shares of Common Stock and MDP sold a total of 44,955,959 shares of Common Stock, including 10,500,000 shares sold by MDP pursuant to the over-allotment which was exercised in full by the underwriters.

     Item 6 is hereby amended by adding the following language:

     On November 9, 2000, Parent, MDP and Immunex entered into the Underwriting Agreement (which is incorporated to this Item by reference) pursuant to which an aggregate of 80,500,000 shares of Immunex Common Stock were sold to the underwriters named therein in a firm commitment underwritten public offering.

     Item 7 is hereby  amended by adding the  following  language  at the end of
Item 7:

     Exhibit XIV - Underwriting Agreement, dated November 9, 2000, among Immunex, Parent, MDP and the representatives of the underwriters named therein is incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by Immunex on November 15, 2000.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: November 16, 2000

                                            AMERICAN HOME PRODUCTS CORPORATION


                                            By:  /s/ Jack M. O'Connor
                                            Name:    Jack M. O'Connor
                                            Title:   Vice President &
                                                     Treasurer